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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                               Amendment No. 1 to
                                   SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                                      Under

                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              ____________________

                                PMC-SIERRA, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                              ____________________

            3.75% CONVERTIBLE SUBORDINATED NOTES DUE AUGUST 15, 2006
                         (Title of Class of Securities)
                              ____________________

                           69344F AB 2 and 69344F AA 4
                      (CUSIP Number of Class of Securities)
                              ____________________

                                  Alan F. Krock
                           Vice President, Finance and
                             Chief Financial Officer
                                PMC-Sierra, Inc.
                               3975 Freedom Circle
                          Santa Clara, California 95054
                                 (408) 239-8000
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                              ____________________

                                    Copy to:
                                   Neil Wolff
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                               Palo Alto, CA 94304
                                 (650) 493-9300
                              ____________________

                        CALCULATION OF REGISTRATION FEE*
 ===================================== =========================================
        TRANSACTION VALUATION                   AMOUNT OF FILING FEE
 ------------------------------------- -----------------------------------------
           $150,000,000                              $12,135
 ===================================== =========================================

 * Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 3.75% Convertible Subordinated Notes due August 15, 2006 the ("Notes") assuming that $ 150 million aggregate principal amount of outstanding Notes are purchased at a price of $1,000 per $1,000 principal amount.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $12,135          Filing party: PMC-Sierra, Inc.
      Form or Registration No.: 5-44213        Date filed: December 3, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.
      [X]   issuer tender offer subject to Rule 13e-4.
      [ ]   going-private transaction subject to Rule 13e-3.
      [ ]   amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

                                  TENDER OFFER

         PMC-Sierra, Inc., a Delaware corporation ("PMC-Sierra") hereby amends the Issuer Tender Offer Statement on Schedule TO (the "Statement"), originally filed on December 3, 2003 with the United States Securities and Exchange Commission (the "Commission") in connection with PMC-Sierra's offer to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2003 (the "Offer to Purchase"), and Letter of
Transmittal (the "Letter of Transmittal"), up to $150 million aggregate principal amount of PMC-Sierra's outstanding 3.75% Convertible Subordinated Notes due August 15, 2006 (the "Notes"). Copies of the Offer to Purchase and the Letter of Transmittal have previously been filed as exhibits (a)(1)(i) and
(a)(1)(ii), respectively, hereto. Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is hereby incorporated by reference in the answers to items of this Statement.

ITEM 1.  SUMMARY TERM SHEET.

         Item 1 of the Statement is hereby amended and supplemented by amending and restating the paragraph under the question "What are the significant conditions to the Offer?" in the section entitled "Summary Term Sheet" in the Offer to Purchase in its entirety as follows:

         We may withdraw or terminate the Offer for specific reasons, including a change in market conditions for the notes, our common stock or the occurrence of material litigation or other events affecting our business or the general markets. You should read the section titled "Terms of the Offer -- Conditions to the Offer" beginning on page 15 for more information.

         Item 1 of the Statement is hereby amended and supplemented by amending and restating the paragraph under the question "Can the Offer be extended, and under what circumstances?" in the section entitled "Summary Term Sheet" in the Offer to Purchase in its entirety as follows:

         We expressly reserve the right, in our sole discretion, to extend the Offer until the conditions to the completion of the Offer described in the section titled "Terms of the Offer -- Conditions to the Offer," are satisfied. We expressly reserve the right, in our sole discretion, to terminate the Offer if any of the conditions have not been satisfied or waived by us on or before the expiration date of the Offer. You should read the section titled "Terms of the Offer--Extension, Waiver, Amendment and Termination" on page 17 for more information.

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 of the Statement is hereby amended and supplemented by amending and restating the second paragraph (which paragraph begins with the words "The Offer may be withdrawn, terminated") on the Cover Page of the Offer to Purchase in its entirety as follows:

         The Offer may be withdrawn, terminated or extended by us for specific reasons, including a change in market conditions for the notes, our common stock or the occurrence of material litigation or other events affecting our business or the general markets.

         Item 4 of the Statement is hereby amended and supplemented by amending and restating the second paragraph under the subheading "General" in the section entitled "Terms of the Offer" in the Offer to Purchase in its entirety as follows:

         We expressly reserve the right, but will not be obligated to:

o terminate the Offer and not accept for payment and purchase, the tendered notes, and promptly return all tendered notes to tendering holders, subject to the conditions set forth below;

o waive all the unsatisfied conditions and accept for payment and purchase, all notes that are validly tendered on or before the Expiration Date of the Offer and not validly withdrawn;

o        extend the Expiration Date of the Offer at any time; or

o        amend the Offer.

         Item 4 of the Statement is hereby amended and supplemented by amending and restating the entire section under the subheading "Conditions to the Offer" in the section entitled "Terms of the Offer" in the Offer to Purchase in its entirety as follows:

         The Offer has no condition that a minimum principal amount of notes be tendered in the Offer. Notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) our rights to extend and/or amend the Offer, our acceptance for purchase or payment for notes validly tendered is conditioned upon the absence of:


        o any threatened, instituted or pending action, suit or proceeding, or any judgment, order or injunction entered, enforced or applicable which (a) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Offer, the acquisition of notes pursuant to the Offer or is otherwise related in any manner to, or otherwise affects, the Offer, or (b) could, in our judgment, materially adversely affect the business, condition (financial or other), assets, income, operations or prospects of PMC-Sierra and its subsidiaries;

        o a determination by us that the acceptance for payment of, or payment for, some or all of the notes would violate, conflict with or constitute a breach of any order, statute, law, rule, regulation, executive order, decree, or judgment of any court to which we may be bound or subject;

        o  the  United  States  declaring  war or a national  emergency  and the
           commencement   or  escalation  of  armed   hostilities   directly  or
           indirectly involving the United States;

        o any (a) general suspension of trading in, or limitation on prices for, securities on the American Stock Exchange, the New York Stock Exchange, the Nasdaq Stock Market, the Chicago Board of Options Exchange, the Chicago Mercantile Exchange, the Chicago Board of Trades or in the over-the-counter market, or (b) suspension of trading of any of our securities on any exchange or in any over-the-counter market, or (c) decline in either the Nasdaq Composite Index or the S&P 500 Composite Index by an amount in excess of 15%, measured from the close of business on December 3, 2003;

        o any (a) declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (b) material change in United States currency exchange rates or a general suspension of or material limitation on the markets therefor, (c) a disruption in securities settlement, payment or clearance services in the United States, or (c) limitation (whether or not mandatory) by any federal or state authority on, or any other event which might materially affect, the extension of credit by banks or other financial institutions, or (d) an adverse change of 20% or more in the market price our common stock or in the United States securities or financial markets, (e) material impairment in the trading market for debt securities, or (f) in the case of any of the foregoing existing at the date hereof, a material acceleration or worsening thereof;

        o any adverse change or changes that have occurred or are threatened in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of PMC-Sierra or its subsidiaries that, in our reasonable judgment, is material to either PMC-Sierra or its subsidiaries;

        o any (a) proposal or announcement of a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for PMC-Sierra, or (b) acquisition or proposed acquisition of beneficial ownership of more than 5% of the outstanding shares of our common stock by any person or group (within the meaning of Section 13(d)(3) of the Exchange Act), or the formation of any group that beneficially owns more than 5% of the outstanding shares of our common stock; or

        o any filing by any person or group of a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976
           reflecting an intent to acquire PMC-Sierra or any shares of its common stock.

         Important: The above conditions are for our sole benefit and may be asserted by us regardless of the circumstances, including any action or inaction by us, giving rise to such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion prior to the termination or expiration of the Offer. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

         Item 4 of the Statement is hereby amended and supplemented by amending and restating the first and second paragraphs under the subheading "Extension, Waiver, Amendment and Termination" in the section entitled "Terms of the Offer" in the Offer to Purchase in its entirety as follows:

         We expressly reserve the right, at any time or from time to time, subject to applicable law:


     o to extend the Expiration Date of the Offer and thereby delay acceptance for payment of, and the payment for, any notes, by giving written notice of such extension to the Depositary;

     o to amend the Offer in any respect, by giving written notice of such amendment to the Depositary; or

     o to waive in whole or in part any condition to the Offer and accept for payment and purchase all notes validly tendered and not validly withdrawn before the Expiration Date of the Offer.

         We expressly reserve the right, in our sole discretion, to terminate the Offer if any of the conditions set forth under "-- Conditions to the Offer" have not been satisfied or waived by us on or before the Expiration Date of the Offer.

ITEM 12.  EXHIBITS.

         Exhibit                           Description
         Number
---------------------   --------------------------------------------------------

     (a)(1)(i)*            Offer to Purchase, dated December 3, 2003.

     (a)(1)(ii)*           Letter of Transmittal, dated December 3, 2003.

     (a)(1)(iii)*          Letter to Clients, dated December 3, 2003.

     (a)(1)(iv)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated December 3, 2003.

     (a)(1)(v)*            Instructions to Form W-9.

     (a)(2)*               Press  Release  Regarding  Offer,  dated  December 3,
                           2003.

     (d)(1) Indenture, dated as of August 6, 2001, between PMC-Sierra, Inc. and U.S. Bank National Association, as successor to State Street Bank and Trust Company of California, N.A, as Trustee (previously filed as
                           Exhibit 4.1 to the PMC Sierra, Inc. Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on September 26, 2001 (Registration No. 333-70248), and incorporated herein by reference).


*  Previously Filed

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                  PMC-SIERRA, INC.

                                  By:  /s/ Alan Krock
                                       ----------------------------------------
                                        Alan Krock
                                        Vice President, Finance and
                                        Chief Financial Officer

Date: December 19, 2003

                                  EXHIBIT INDEX


         Exhibit
         Number                            Description
-----------------------   ------------------------------------------------------

     (a)(1)(i)*            Offer to Purchase, dated December 3, 2003.

     (a)(1)(ii)*           Letter of Transmittal, dated December 3, 2003.

     (a)(1)(iii)*          Letter to Clients, dated December 3, 2003.

     (a)(1)(iv)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated December 3, 2003.

     (a)(1)(v)*            Instructions to Form W-9.

     (a)(2)*               Press  Release  Regarding  Offer,  dated  December 3,
                           2003.

     (d)(1) Indenture, dated as of August 6, 2001, between PMC-Sierra, Inc. and U.S. Bank National Association, as successor to State Street Bank and Trust Company of California, N.A, as Trustee (previously filed as
                           Exhibit 4.1 to the PMC Sierra, Inc. Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on September 26, 2001 (Registration No. 333-70248), and incorporated herein by reference).


*  Previously Filed